UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-SB

  GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS
   Under Section 12(b) or (g) of the Securities Exchange Act of 1934


                             TCT FINANCIAL GROUP B, INC.
(Exact Name of Small Business Issuer in its charter)

        NEVADA                                  88-0431562
(State or other jurisdiction of   (I.R.S. Employer Identification
incorporation or organization)     No.)

5424 Comchec Way Unit 105
Las Vegas,   NV                                 89108
(Address of principal executive offices)      (Zip Code)

Issuer's telephone number: (702) 631-8751

Securities to be registered under Section I2(b) of the Act:

Title of each class              Name of each exchange on which
to be so registered              each class is to be registered



Securities to be registered under Section 12(g) of the Act:

            Common
      (Title of class)


      (Title of class)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number



SEC 2336 (3/97)

TABLE OF CONTENTS


PART I

Item 1   Description of Business.

Item 2   Management's Discussion and Analysis or Plan of
         Operation.

Item 3   Description of Property.

Item 4   Security Ownership of Certain Beneficial Owners and
         Management.

Item 5   Directors, Executive Officers, Promoters and Control
         Persons.

Item 6   Executive Compensation.

Item 7   Certain Relationships and Related Transactions.

Item 8   Description of Securities.

PART II

Item 1   Market Price of and Dividends on the Registrant's Common
         Equity and Other Shareholder Matters.

Item 2   Legal Proceedings.

Item 3   Changes In and Disagreements With Accountants.

Item 4   Recent Sales of Unregistered Securities.

Item 5   Indemnification of Directors and Officers.

PART F/S

                    Financial Statements.

PART III

Item 1              Index to Exhibits.

Item 2              Description of Exhibits.

                    3(i) Articles of Incorporation
                    3(ii) Bylaws
                    27 Financial Statements

PART 1


Item 1. Description of Business.

The Company was formed as a Nevada Corporation on June 11, 1999 to seek a suitable ongoing business for acquisition.


Item 2. Management's Discussion and Analysis or Plan of Operation.

(a) Mergers and Acquisitions

(b) Investment Policies

There are no limitations on the percentage of assets which may be invested in any one investment, or type of investment. It is issuer's policy to acquire assets primarily for possible capital gain.

There are three (3) total employees and three (3) of full time employees.

The issuer will send annual reports to security holders and such reports will contain audited financial statements.


Item 3. Description of Property.

The Issuer does not own any property as of the above date


Item 4. Security Ownership of Certain Beneficial Owners and Management.

a) Security ownership of certain beneficial owners.

                Name and               Amount and
                Address of             Nature of             Percent
Title of class  Beneficial Owner       Beneficial Ownership  of Class

Common Stock    Dennis M. Vigouret     7,900,000 Shares      31.6.%
                5424 Comchec Way
                Unit 105
                Las Vegas , NV  89108

(b) Security ownership of management.

                Name and               Amount and
                Address of             Nature of                Percent
Title of class  Beneficial Owner       Beneficial Ownership     of Class

Common Stock    Dennis M.  Vigouret     7,900,000 Shares        31.6.%
                5424 Comchec Way
                Unit 105
                Las Vegas , NV  98108

Common Stock    Lloyd E. Eisenhower        35,614 Shares          .001%
                5424 Comchec Way
                Unit 105
                Las Vegas, NV 89108

Common Stock    Dawna S. Blyleven           2,000 Shares         .00008%
                   5424 Comchec Way
                   Unit 105
                   Las Vegas, NV 89108

(c) Changes in control.

  No such arrangements are known to the registrant.

Item 5. Directors, Executive Officers, Promoters and Control Persons. The name, age, office, and principal occupation of the executive officers and directors of TCT and certain information relating to their business experiences are set forth below:

       NAME          AGE         POSITION

Dennis M. Vigouret   63     Chairman of the Board/CEO/Director
                            Director of Yaletown Entertainment
                            Corp 1994-Present

Lloyd E. Eisenhower  46     Treasurer/CFO/Director
                            CEO Tensiodyne Corp. 1994-1998
                            CEO Transcon Communications Corp.
                            1998-Present

Dawna S. Blyleven    43     Secretary/Director
                            Administrative Assistant Tensiodyne
                            Corp. 1994-1998
                            Administrative Assistant Transcon
                            Communications Corp. 1998-Present

The Term of the directors and officers is until the next annual meeting or until their successors are elected.

Item 6. Executive Compensation.

No officer or director of company received more than $100,000 in any year since the Company's inception. The four highest compensated officers (including the Chief Executive Officer) comprising senior management received less than $25 thousand in the aggregate for the period ended August 31, 1999.

No officer or director has been granted an employment contract or been provided a future benefit to be received upon separation from service with the Company.

Members of the Board of Directors don't receive compensation for their services.


Item 7 Certain Relationships and Related Transactions

During 1999, the company sold 7,900,000 shares of its common stock to Dennis Vigouret an Officer and Director. The company received $ 8,000 Dollars, which has been used principally to fund the working capital needs of the Company.
The Company sold the shares of common stock in a non-public transaction in reliance on section 4 (2) of the Securities Act of 1933, as amended.


Item 8. Description or Securities

Description of Capital Stock
The Company is authorized to issue 25,000,000 shares of stock. Each of the 25,000,000 shares of stock has a par value of $.001. Of the Shares authorized, all are Common Shares.
Holders of the common stock are entitled to one vote per share of common stock held.
The Bylaws of the Company provides that the designation of powers, preferences and rights, including voting rights.

PART II


Item 1 Market for Common Equity and Related Stockholder Matters

There is no public trading market for the issuers securities at this time

Item 2 Legal Proceedings

The issuer is not party to or involved in any legal proceedings and is not aware of any pending actions.

Item 3. Changes In and Disagreements With Accountants on
Accounting and Financial Disclosure.

There have been no changes in or disagreements with Accountants on accounting and financial disclosure.


Item 4. Recent Sales Of Unregistered Securities

During 1999, the company sold 7,900,000 shares of its common stock to Dennis Vigouret, an Officer and Director. The company received $ 8,000 Dollars, which has been used principally to fund the working capital needs of the Company. The Company sold the shares of common stock in a non-public transaction in reliance on section 4 (2) of the Securities Act of 1933, as amended.


Item 5. Indemnification Of Directors and Officers

The Corporation has the power to indemnify any Director, officer, employee or agent of the Corporation against expenses (including legal fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him, o the fullest extent now or hereafter permitted by law in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, brought or threatened to be brought against him by reason of his performance as a Director, Officer, employee or agent of the Corporation, its parent or any of its subsidiaries, or in any other capacity on behalf of the Corporation, its parent or any of its ubsidiaries.

PART F/S


INDEPENDENT AUDITORS' REPORT



The Stockholders and Board of Directors TCT Financial Group B, Inc.


We have audited the accompanying balance Sheet of TCT Financial Group B, Inc. as of August 31,1999 and the related statements of income, stockholders' equity and cash flows for the period June 1l, 1999 (inception) through August 31, 1999. These financial statements are the responsibility of the ompany's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.
An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of TCT Financial Group B, Inc. as of August 31, 1999, and results of its operations and its cash flows for the period June 11, 1999 (inception) through August 31, 1999 in conformity with generally accepted accounting principles.


Gary V. Campbell, CPA, Ltd.

Las Vegas, Nevada
September 29, 1999



_________________________________________________________________
Member of AICPA Division of Firms SEC Practice Section









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TCT FINANCIAL GROUP B, INC.

  BALANCE SHEET

  AUGUST 31, 1999

  ASSETS



CURRENT ASSETS:
  Cash                                       $    8.004




LIABILITIES AND STOCKHOLDERS' EQUITY




LIABILITIES                                  $      -


STOCKHOLDERS' EQUITY:
    Common stock, $.001 par value;
      25,000,000 shares authorized; 7,937,614
      shares issued and outstanding          $    7,938
    Additional paid-in capital                       62
    Retained earnings                                 4


  TOTAL STOCKHOLDERS' EQUITY                      8,004


                                             $    8,004







The accompanying notes to financial statements are an integral part of these statements.










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                      TCT FINANCIAL GROUP B, INC.
                         STATEMENT OF INCOME

     JUNE 11, 1999 (INCEPTION) THROUGH AUGUST 31, 1999




INCOME:
    Interest income                             $         4



EXPENSES:
    Income tax expense (Note 2)                           -



NET INCOME                                      $         4



INCOME PER COMMON SHARE                         $         -

























The accompanying notes to financial statements are an integral part of these statements.

                    TCT FINANCIAL GROUP B, INC.
               STATEMENT OF STOCKHOLDERS' EQUITY
          JUNE 11, 1999 (INCEPTION) THROUGH AUGUST 31, 1999



                                    Additional
                            Common  paid - in    Retained
                            stock   capital      earnings   Total

Issuance of 7,937,614
  shares of common stock   $ 7,938   $     62    $   -     $ 8,000



Net income for period
  ended August 31, 1999         -          -           4         4



BALANCE:
  August 31, 1999          $ 7,938   $     62     $    4   $ 8,004





















The accompanying notes to financial statements are an integral part of these statements.

                    TCT FINANCIAL GROUP B, INC.
                    STATEMENT OF CASH FLOWS

          JUNE 11, 1999 (INCEPTION) THROUGH AUGUST 31, 1999



CASH FLOWS FROM OPERATING ACTIVITIES:
     Net income                            $       4



CASH FLOWS FROM INVESTING



CASH FLOWS FROM FINANCING ACTIVITIES:
     Proceeds from sale of common stock        8,000



NET INCREASE IN CASH                           8,004



CASH, beginning of the period                    -



CASH, end of the period                     $  8,004
















The accompanying notes to financial statements are an integral part of these statements.

                      TCT FINANCIAL GROUP B, INC.
                     NOTES TO FINANCIAL STATEMENTS



NOTE 1- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES


NATURE OF OPERATIONS

TCT Financial Group B, Inc. was formed on June 11, 1999 as a
Nevada Corporation. The Company has not engaged in any operations as of August 31, 1999.

ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures.


STATEMENT OF CASH FLOWS

The statement of cash flows classifies changes in cash and cash equivalents according to operating, investing or financing activities. For purposes of the statement of cash flows, the Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

COMPREHENSIVE INCOME

Statement of Financial Accounting Standards No.130, Reporting
Comprehensive Income, (SFAS 13C), required that total comprehensive income be reported in the financial statements. The
Company does not have any items considered to be other comprehensive income for the period June 11, 1999 (inception) through August 31, 1999.

NOTE 2 - INCOME TAXES

Federal income taxes have been estimated at $0 based upon federal statutory rates. There were no differences between financial reporting and federal tax reporting.










<PAGE




PART III

Item 1              Index to Exhibits.


Item 2              Description of Exhibits.

                        3(i) Articles of Incorporation

                        3(ii) Bylaws

Exhibit 3(i)  Articles of Incorporation

Articles Of Incorporation as amended on file with the Secretary of State, State of Nevada Pursuant to NRS 78,
 Sep-20-1999
File # CI 14538-99

Article 1 Name of Corporation   TCT Financial Group B, Inc.

Article 2 Resident Agent, Name  Lloyd E. Eisenhower
          and Street Address    5424 Comchec Way, Unit 105
                                Las Vegas, Nevada 89108

Article 3 Number of Shares     The authorized number of shares of
                               the Corporation will be as
                               follows: 25,000,000
                               (twenty five million) shares of
                               common stock with a par value of
                               $.001 per share

Article 4 Governing Board      Shall be styled as 3 Directors

The First Board of Directors/Trustees shall consist of 2 Members whose Names and Address are as Follows:

Names,                           Address

Dawna Blyleven                   Lloyd E. Eisenhower
5424 Comchec Way                 5424 Comchec Way
Unit 105,                        Unit 105,
Las Vegas  Nevada 89108          Las Vegas  Nevada  89108

Article 5  Purpose:                          None Stated

Article 6 Other Matters:                     None Stated

Article 7 Names, Addresses and Signatures of Incorporators:
Dawna Blyleven
5424 Comchec Unit 105,
Las Vegas, Nevada  89108

Dawna Blyleven    June 11, 1999
      Notarized

Article 8  Certificate of acceptance of appointment of Resident
Agent: I, Lloyd Eisenhower hereby accept appointment as Resident Agent for the above named corporation.

Lloyd Eisenhower                    June 11, 1999
Signature of Resident Agent         Date

Exhibit 3(ii) Bylaws



                             BY-LAWS OF
                  TCT FINANCIAL GROUP B INCORPORATED



ARTICLE I - OFFICES

Section 1-l. Registered Office and Registered Agent. The
Corporation shall maintain a registered office and registered agent within the State of Nevada, which may be changed by the Board of Directors from time to time.

Section 1-2. Other Offices. The Corporation may also have offices at such other places, within or without the State of Nevada, as the Board of Directors may from time to time determine.

ARTICLE II - STOCKHOLDERS' MEETINGS

Section 2-l. Place of Stockholders' Meetings. Meetings of stockholders may be held at such place, either within or without the State of Nevada, as may be designated by the Board of Directors from time to time. If no such place is designated by the Board of Directors, meetings of the stockholders shall be held at the registered office of the Corporation in the State of Nevada.

Section 2-2. Annual Meeting. A meeting of the stockholders of the Corporation shall be held in each calendar year, commencing with the year 2000, on the second Tuesday of April at 10:00 o'clock a.m. if not a legal holiday, and if such day is a legal holiday, then such meeting shall be held on the next business day.

At such annual meeting, there shall be held an election for a Board of Directors to serve for the ensuing year and until their respective successors are elected and qualified, or until their earlier resignation or removal.

Financial reports of the Corporation's business will be sent to the stockholders and presented at the annual meeting: If any report is deemed advisable by the Board of Directors, such report may contain such information as the Board of Directors shall determine and will be certified by a Certified Public Accountant unless the Board of Directors shall so direct.

Section 2-3. Special Meetings. Except as otherwise specifically provided by law, special meetings of the stockholders may be called at any time:

      (a) By the Board of Directors; or

      (b) By the President of the Corporation; or

      (c) By the holders of record of not less than a majority of all the shares outstanding and entitled to vote.

Upon the written request of any person entitled to call a special meeting, which request shall set forth the purpose for which the meeting is desired, it shall be the duty of the Secretary to give prompt written notice of such meeting to be held at such time as the Secretary may fix, subject to the provisions of Section 2-4 hereof. If the Secretary shall fail to fix such date and give notice within ten (10) days after receipt of such request, the person or persons making such requests may do so.


Section 2-4. Notice of Meetings and Adjourned Meetings. Written notice stating the place, date and hour of any meeting shall be given not less than ten (10) nor more than sixty (60) days before the date of the meeting to each stockholder entitled to vote at such meeting. If mailed, notice is given when deposited in the United States Mail, postage prepaid, directed to the stockholder at his address as it appears on the records of the Corporation. Such notice may be given by or at the direction of the person or persons authorized to call the meeting.

When a meeting is adjourned to another time or place, notice need not be given of the adjourned meeting if the time and place thereof are announced at the meeting at which the adjournment is taken. If the adjournment is for more than thirty (30) days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting.


Section 2-5. Quorum. Unless otherwise provided in the Bylaws or in a By-law adopted by the stockholders or by the Board of Directors (or the Incorporators if no first Directors were named in the Articles of Incorporation) at its organization meeting following the filing of the Articles of Incorporation, the presence, in person or by proxy, of the holders of a majority of the outstanding shares entitled to vote shall constitute a quorum but in no event shall a quorum consist of less than one-third (1/3) of the shares entitled to vote at a meeting.

The stockholders present at a duly organized meeting can continue to do business until adjournment, notwithstanding the withdrawal of enough stockholders to leave less than a quorum. If a meeting cannot be organized because of the absence of a quorum, those present may, except as otherwise provided by law, adjourn the meeting to such time and place as they may determine. In the case of any meeting for the election of Directors, those stockholders who attend the second of such adjourned meetings, although less than a quorum as fixed in this Section, shall nevertheless constitute a quorum for the purpose of electing Directors.


Section 2-6. Voting List- Proxies. The officer who has charge of the stock ledger of the Corporation shall prepare and make, at least ten (10) days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting, arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, during ordinary business hours, for a period of at least ten (10) days prior to the meeting, either at a place within the city where the meeting is to be held, which place shall be specified in the notice of the meeting, or, if not so specified, at the place wheere the meeting is to be held. The list shall also be produced and kept at the time and place of the meeting during the whole time thereof, and may be inspected by any stockholder who is present.

Upon the willful neglect or refusal of the Directors to produce such a list at any meeting for the election of Directors, they shall be ineligible to any office at such meeting.

Each stockholder entitled to vote at a meeting of stockholders or to express consent or dissent to corporate action in writing without a meeting may authorize another person or persons to act for him by proxy. All proxies shall be executed in writing and shall be filed with the Secretary of the Corporation not later than the day on which exercised. No proxy shall be voted or acted upon after three (3) years from its date, unless the proxy provides for a longer period.

Except as otherwise specifically provided by law, all matters coming before the meeting shall be determined by a vote by shares. All elections of Directors shall be by written ballot unless otherwise provided in the Bylaws. Except as otherwise specifically provided by law, all other votes may be taken by voice unless a stockholder demands that it be taken by ballot, in which latter event the vote shall be taken by written ballot.

Section 2-7. Informal Action by Stockholders. Unless otherwise provided by the Bylaws, any action required to be taken at any annual or special meeting of stockholders, or any action which may be taken at any annual or special meeting of such stockholders, may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. Prompt notice of the taking of corporate action without a meeting by less than unanimous written consent shall be given to those stockholders or members, who have not consented in writing.

ARTICLE III - BOARD OF DIRECTORS

Section 3-l. Number. The business and affairs of the corporation shall be managed by a Board of Three (3) Directors.

Section 3-2. Place of Meeting.  Meetings of the Board of
Directors may be held at such place either within or without the State of Nevada, as a majority of the Directors may from time to time designate or as may be designated in the notice calling the meeting.

Section 3-3. Regular Meetings. A regular meeting of the Board of Directors shall be held annually, immediately following the annual meeting of stockholders, at the place where such meeting of the stockholders is held or at such other place, date and hour as a majority of the newly elected Directors may designate. At such meeting the Board of Directors shall elect officers of the Corporation. In addition to such regular meeting, the Board of Directors shall have the power to fix, by resolution, the place, date and hour of other regular meetings of the Board.

Section 3-4. Special Meetings.

Special meetings of the Board of Directors shall be held whenever ordered by the President, by a majority of the members of the executive committee, if any, or by a majority of the Directors in office.

Section 3-5. Notices of Meetings of Board of Directors.
(a) Regular Meetings. No notice shall be required to be given of any regular meeting, unless the same be held at other. than the time or place for holding such meetings as fixed in accordance with Section 3-3 of these by-laws, in which event one (1) day's notice shall be given of the time and place of such meeting.

(b) Special Meetings. At least one (1) day's notice shall be given of the time, place and purpose for which any special meeting of the Board of Directors is to be held.

Section 3-6. Quorum.

A majority of the total number of Directors shall constitute a quorum for the transaction of business, and the vote of a majority of the Directors present at a meeting at which a quorum is present shall be the act of the Board of Directors. If there be less than a quorum present, a majority of those present may adjourn the meeting from time to time and place to place and shall cause notice of each such adjourned meeting to be given to all absent Directors.

Section 3-7. Informal Action by the Board of Directors.

Any action required or permitted to be taken at any meeting of the Board of Directors, or of any committee thereof, may be taken without a meeting if all members of the Board or committee, as the case may be, consent thereto in writing, and the writing or writings are filed with the minutes of proceedings of the Board or committee.

Section 3-8. Powers.

General Powers. The Board of Directors shall have all powers necessary or appropriate to the management of the business and af fairs of the Corporation, and" in addition to the power and authority conferred by these by-laws, may exercise all powers of the Corporation and do all such lawful acts and things as are not by statute, these by-laws or the Certificate of Incorporation directed or required to be exercised or done by the stockholders.

(b) Specific Powers. Without limiting the general powers conferred by the last preceding clause and the powers conferred by the by-laws of the Corporation, it is hereby expressly declared that the Board of Directors shall have the following powers:(i) To confer upon any officer or officers of the Corporation the power to choose, remove or suspend assistant officers, agents or servants.
(ii) To appoint any person, firm or corporation to accept and hold in trust for the Corporation any property belonging to the Corporation or in which it is interested, and to authorize any such person, firm or corporation to execute any documents and perform any duties that may be requisite in relation to any such trust(iii) To appoint a person or persons to vote shares of another corporation held and owned by the Corporation.(iv) By resolution adopted by a majority of the full Board of Directors, to designate one (1) or more of its number to constitute an Audit committee which, to the extent provided in such resolution,' shall have and may exercise the power of the Board of Directors in the management of the business and affairs of the Corporation and may authorize the seal of the Corporation to be affixed.

(v) By resolution passed by a majority of the whole Board of Directors, to designate one (1) or more additional committees, each to consist of one (1) or more Directors, to have such duties, powers and authority as the Board of Directors shall determine. All committees of the Board of Directors, including the executive committee, shall have the authority to adopt their own rules of procedure. Absent the adoption of specific procedures, the procedures applicable to the Board of Directors shall also apply to committees thereof.

(vi) To fix the place, time and purpose of meetings of stockholders.(vii) To purchase or otherwise acquire for the Corporation any property, rights or privileges which the Corporation is authorized to acquire, at such prices, on such terms and conditions and for such consideration as it shall from time to time see fit, and, at its discretion, to pay any property or rights acquired by the Corporation, either wholly or partly in money or in stocks, bonds, debentures or other securities of the Corporation.

(viii) To create, make and issue mortgages, bonds, deeds of trust, trust agreements and negotiable or transferable instruments and securities, secured by mortgage or otherwise, and to do every other act and thing necessary to effectuate the same.
(ix) To appoint and remove or suspend such subordinate officers, agents or servants, permanently or temporarily, as it may from time to time think fit, and to determine their duties, and fix, and from time to time change, their salaries or emoluments, and to require security in such instances and in such amounts as it thinks fit.(x) To determine who shall be authorized on the Corporation's behalf to sign bills, notes, receipts, acceptances, endorsements, checks, releases, contracts and documents.


Section 3-9. Compensation of Directors.

Compensation of Directors and reimbursement of their expenses incurred in connection with the business of the Corporation, if any, shall be as determined from time to time by resolution of the Board of Directors.


Section 3-10. Removal of Directors by Stockholders.

The entire Board of Directors or any individual Director may be removed from office without assigning any cause by a majority vote of the holders of the outstanding shares entitled to vote. In case the Board of Directors or any one (1) or more Directors be so removed, new Directors may be elected at the same time.

Section 3-11. Resignations.

Any Director may resign at any time by submitting his written resignation to the Corporation. Such resignation shall take effect at the time of its receipt by the Corporation unless another time be fixed in the resignation, in which case it shall become effective at the time as fixed. The acceptance of a resignation shall not be required to make it effective.


Section 3-12. Vacancies.

Vacancies and new created directorships resulting from any increase in the authorized number of Directors elected by all of the stockholders having the right to vote as a single class may be filled by a majority of the Directors then in office, although less than a quorum, or by a sole remaining Director, and each person so elected shall be a Director until his successor is elected and qualified or until his earlier resignation or removal.


Section 3-13. Participation by Conference Telephone.

Directors may participate in regular or special meetings of the Board by telephone or similar communications equipment by means of which all other persons participating in the meeting can hear each other, and such participation shall constitute presence at the meeting.


ARTICLE IV - OFFICERS

Section 4-l. Election and Office.

The Corporation shall have a President, a Secretary and a Treasurer/ Chief Financial Officer who shall be elected by the Board of Directors. The Board of Directors may elect such additional officers as it may deem proper, including a Chairman and a Vice Chairman of the Board of Directors, one (1) or more Vice Presidents, and one (1) or more assistant or honorary officers. Any number of offices maybe held by the same person.

Section 4-2. Term. The President, the Secretary and the Chief Financial Officer shall each serve for a term of one (1) year and until their respective successors are chosen and qualified, unless removed from office by the Board of Directors during their respective tenures. The term of office of any other officer shall be as specified by the Board of Directors.

Section 4-3. Powers and Duties of the President.

Unless otherwise determined by the Board of Directors, the President shall have the usual duties of an executive officer with general supervision over and direction of the affairs of the Corporation. In the exercise of these duties and subject to the limitations of the laws of the State of Nevada, these by-laws, and the actions of the Board of Directors, he may appoint, suspend and discharge employees and agents, shall preside at all meetings of the stockholders at which he shall be present, and, unless there is a Chairman of the Board of Directors, shall preside at all meetings of the Board of Directors and, unless otherwise specified by the Board of Directors, shall be a member of all committees. He shall also do and perform such other duties as from time to time may be assigned to him by the Board of Directors.

Unless otherwise determined by the Board of Directors, the President shall have full power and authority on behalf of the Corporation to attend and to act and to vote at any meeting of the stockholders of any corporation in which the Corporation may hold stock, and, at any such meeting, shall possess and may exercise any and all of the rights and powers incident to the ownership of such stock and which, as the owner thereof, the Corporation might have possessed and exercised.


Section 4-4. Powers and Duties of the Secretary.

Unless otherwise determined by the Board of Directors, the Secretary shall record all proceedings of the meetings of the Corporation, the Board of Directors and all committees, in books to be kept for that purpose, and shall attend to the giving and serving of all notices for the Corporation. He shall have charge of the corporate seal, the certificate books, transfer books and stock ledgers, and such other books and papers as the Board of Directors may direct. He shall perform all other duties ordinarily incident to the office of Secretary and shall have such other powers and perform such other duties as may be assigned to him by the Board of Directors.


Section 4-5. Powers and Duties of the Treasurer/ Chief Financial Officer.

Unless otherwise determined by the Board of Directors, the Chief Financial Officer shall have charge of all the funds and securities of the Corporation which may come into his hands. When necessary or proper, unless otherwise ordered by the Board of Directors, he shall endorse for collection on behalf of the Corporation checks, notes and other obligations, and shall deposit the same to the credit of the Corporation in such banks or depositories as the Board of Directors may designate and shall sign all receipts and vouchers for payments made to the Corporation. He shall sign all checks made by the Corporation, except when the Board of Directors shall otherwise direct.

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He shall enter regularly, in books of the Corporation to be kept by him for that purpose, a full and accurate account of all moneys received and paid by him on account of the Corporation. Whenever required by the Board of Directors, he shall render a statement of the financial condition of the Corporation, he shall at all reasonable times exhibit his books and accounts to any Director of the Corporation, upon application at the office of the Corporation during business hours. He shall have such other powers and shall perform such other duties as may be assigned to him from time to time by the Board of Directors. He shall give such bond, if any, for the faithful performance of his duties as shall be required by the Board of Directors and any such bond shall remain in the custody of the President.


Section 4-6. Powers and Duties of the Chairman of the Board of Directors.

Unless otherwise determined by the Board of Directors, the Chairman of the Board of Directors, if any, shall preside at all meetings of Directors and shall serve ex officio as a member of every committee of the Board of Directors. He shall have such other powers and perform such further duties as may be assigned to him by the Board of Directors.


Section 4-7. Powers and Duties of Vice President and Assistant
Officers.

Unless otherwise determined by the Board of Directors, each Vice President and each assistant officer shall have the powers and perform the duties of his respective superior officer. Vice Presidents and assistant officers shall have such rank as shall be designated by the Board of Directors and each, in the order of rank, shall act for such superior officer in his absence, or upon his disability or when so directed by such superior officer or by the Board of Directors. Vice Presidents may be designated as having responsibility for a specific aspect of the Corporation's affairs, in which event each such Vice President shall be superior to the other Vice Presidents in relation to matters within his aspect. The President shall be the superior officer of the Vice Presidents. The Chief Financial Officer and the Secretary shall be the superior officers of the Assistant Chief Financial Officers and Assistant Secretaries, respectively.


Section 4-8. Delegation of Office. The Board of Directors may delegate the powers or duties of any officer of the Corporation to any other officer or to any Director from time to time.


Section 4-9. Vacancies. The Board of Directors shall have the power to fill any vacancies in any office occurring from whatever reason.

Section 4-10. Resignations. Any officer may resign at any time by submitting his written resignation to the Corporation. Such resignation shall take effect at the time of its receipt by the Corporation, unless another time be fixed in the resignation, in which case it shall become effective at the time so fixed. The acceptance of a resignation shall not be required to make it effective.


ARTICLE V - CAPITAL STOCK

Section 5-l. Stock Certificates. Shares of the Corporation shall be represented by certificates signed by or in the name of the Corporation by (a) the Chairman or Vice Chairman of the Board of Directors, or the President or a Vice President, and (b) the Chief Financial Officer or an Assistant Chief Financial Officer, or the Secretary or an Assistant Secretary, representing the number of shares registered in certificate form. If such certificate is countersigned (i) by a transfer agent other than the Corporation or its employee, or (ii) by a registrar other than the Corporation or its employee, the signatures of the officers of the Corporation may be facsimiles. In case any officer who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer before such certificate is issued, it may be issued by the Corporation with the same effect as if he were such officer at the date of issue.

Section 5-2. Determination of Stockholders of Record. The Board of Directors may fix, in advance, a record date to determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, or to express consent to corporate action in writing without a meeting, or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock or for the purpose of any other lawful action. Such date shall be not more than sixty (60) nor less than ten (10) days before the date of any such meeting, nor more than sixty (60) days prior to any other action.

If no record date is fixed, the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held.

The record date for determining stockholders for any other purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto.

A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting.

Section 5-3. Transfer of Shares. Transfer of shares shall be made on the books of the Corporation only upon surrender of the share certificate, duly endorsed and otherwise in proper form for transfer, which certificate shall be canceled at the time of the transfer. No transfer of shares shall be made on the books of this Corporation if such transfer is in violation of a lawful restriction noted conspicuously on the certificate.

Section 5-4. Lost, Stolen or Destroyed Share Certificates. The Corporation may issue a new certificate of stock or uncertified shares in place of any certificate therefore issued by it, alleged to have been lost, stolen or destroyed, and the Corporation may require the owner of the lost, stolen, or destroyed certificate, or his legal representative to give the Corporation a bond sufficient to indemnify it against claim that may be made against it on account of the alleged loss, theft or destruction of any such certificate or the issuance of such new certificate or uncertificated shares.

ARTICLES VI - NOTICES

Section 6-l. Contents of Notice. Whenever any notice of a meeting is required to be given pursuant to these by-laws or the Certificate of Incorporation or otherwise, the notice shall specify the place, day and hour of the meeting and, in the case of a special meeting or where otherwise required by law, the general nature of the business to be transacted at such meeting.

Section 6-2. Method of Notice. All notices shall be given to each person entitled thereto, either personally or by sending a copy thereof through the mail or by telegraph, charges prepaid, to his address as it appears on the records of the Corporation, or supplied by him to the Corporation for the purpose of notice. If notice is sent by mail or telegraph, it shall be deemed to have been given to the person entitled thereto when deposited in the United States Mail or with the telegraph office for transmission. If no address for a stockholder appears on the books of the Corporation and such stockholder has not supplied the Corporation with an address for the purpose of notice, notice deposited in the United States Mail addressed to such stockholder care of General Delivery in the city in which the principal office of the Corporation is located shall be sufficient.

Section 6-3. Waiver of Notice. Whenever notice is required to be given under any provision of law or of the Certificate of Incorporation or by-laws of the Corporation, a written waiver, signed by the person entitled to notice, whether before or after the time stated therein, shall be deemed equivalent to notice. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the stockholders, Directors, or members of a committee of Directors need be specified in any written waiver of notice unless so required by the Bylaws.


ARTICLE VII - INDEMNIFICATION OF DIRECTORS AND OFFICERS AND
              OTHER PERSON

Section 7-1. Indemnification. The Corporation shall have the power to indemnify any Director, officer, employee or agent of the Corporation against expenses (including legal fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him, to the fullest extent now or hereafter permitted by law in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, brought or threatened to be brought against him by reason of his performance as a Director, officer, employee or agent of the Corporation, its parent or any of its subsidiaries, or in any other capacity on behalf of the Corporation, its parent or any of its subsidiaries.

The Board of Directors by resolution adopted in each specific instance may similarly indemnify any person other than a Director, officer, employee or agent of the Corporation for liabilities incurred by him in connection with services rendered by him for or at the request of the Corporation, it's parent or any of its subsidiaries.

The provisions of this Section shall be applicable to all actions, suits or proceedings commenced after its adoption, whether such arise out of acts or omissions which occurred prior or subsequent to such adoption and shall continue as to a person who has ceased to be a Director, officer, employee or agent or to render services for or at the request of the Corporation or as the case may be, its parent, or subsidiaries and shall inure to the benefit of the heirs, executors and administrators of such a person. The rights of indemnification provided for herein shall not be deemed exclusive of any other rights to which any Director, officer, employee or agent of the Corporation may be entitled under these by-laws, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

Section 7-2. Advances. Expenses incurred by any officer or director in defending a civil or criminal action, suit or proceeding may be paid by the Corporation in advance of the final disposition of such action, suit or proceeding as authorized by the Board of Directors in the specific case upon receipt of an undertaking, by or on behalf of such Director or officer, to repay such amount unless it shall ultimately be determined that he is entitled to be indemnified by the Corporation as authorized by law. Such expenses incurred by other employees and agents may be paid upon such terms and conditions, if any, as the Board of Directors deems appropriate.

Section 7-3. Insurance. The Corporation may purchase and maintain insurance on behalf of any person who is or was a Director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a Director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the Corporation would have the power to indemnify him against such liability under law.


ARTICLE VIII - SEAL

The form of the seal of the Corporation, called the corporate seal of the Corporation, [Form of Seal] shall be as impressed adjacent hereto.


ARTICLE IX - FISCAL YEAR

The Board of Directors shall have the power by resolution to fix the fiscal year of the Corporation. If the Board of Directors shall fail to do so, the President shall fix the fiscal year.


ARTICLE X - AMENDMENTS

The original or other by-laws may be adopted, amended or repealed by the Stockholders entitled to vote thereon at any regular or special meeting or, if the Bylaws so provides, by the Board of Directors. The fact that such power has been so conferred upon the Board of Directors shall not divest the stockholders of the power nor limit their power to adopt, amend or repeal by-laws.


ARTICLE XI - INTERPRETATION OF BY-LAWS

All words, Terms and provisions of these by-laws shall be interpreted and defined by and in accordance with the General
Corporation Law of the State of Nevada, as amended, and as amended from time to time hereafter.